UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

JINPAN INTERNATIONAL LIMITED

(Name of Issuer)

Common Shares, $0.0045 par value per share

(Title of Class of Securities)

G5138L100

(CUSIP Number)

Zhiyuan Li

c/o Hainan Jinpan Electric Company, Ltd

No. 168 Nanhai Avenue (Building No. 7), Haikou Free Trade Zone

Haikou, Hainan, People’s Republic of China

Telephone: +86 898-6681-1301

Yuqing Jing

c/o Jinpan International (USA) Ltd.

390 Veterans Boulevard

Carlstadt, NJ 07072, United States

Telephone: +1 201-460-8778

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

April 18, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G5138L100

1	NAMES OF REPORTING PERSON Zhiyuan Li
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BEN EFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14	TYPE OF REPORTING PERSON (See Instructions) IN

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CUSIP No.	G5138L100

1	NAMES OF REPORTING PERSON Yuqing Jing
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BEN EFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14	TYPE OF REPORTING PERSON (See Instructions) IN

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Introductory Note

This Amendment No. 1 to Schedule 13D (this “Amendment”) is filed jointly by Mr. Zhiyuan Li (“Mr. Li”) and Ms. Yuqing Jing (“Ms. Jing”, and together with Mr. Li, the “Reporting Persons”), with respect to Jinpan International Limited, a company organized under the laws of the British Virgin Islands (the “Company”).

This Amendment amends and supplements the statement on the Schedule 13D filed on January 29, 2016 on behalf of the Reporting Persons with the United States Securities and Exchange Commission (the “SEC”). Except as provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D. Capitalized terms used but not defined herein have the meanings assigned to them in the Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

On April 18, 2016, at 10:00 am (Beijing time), a general meeting of shareholders of the Company was held at the Company’s principal executive office located at No. 168 Nanhai Avenue (Building No. 7), Haikou Free Trade Zone, Haikou, Hainan, People’s Republic of China. At the general meeting, the shareholders of the Company voted to authorize and approve the Merger Agreement, the plan of merger substantially in the form attached as Appendix 1 to the Merger Agreement (the “Plan of Merger”) and the transactions contemplated by the Merger Agreement, including the Merger.

On April 18, 2016, the Company filed the Plan of Merger with the Registrar of Corporate Affairs of the British Virgin Islands, and upon registration by the Registrar of Corporate Affairs of the British Virgin Islands, the Merger became effective on April 18, 2016. As a result of the Merger, the Company ceased to be a publicly traded company and became wholly owned by Parent.

At the effective time of the Merger, each of our Shares issued and outstanding immediately prior to the effective time of the Merger was cancelled for the right to receive US$6.00 per Share surrendered for cancellation, without interest and net of any applicable withholding taxes, except for: (a) Shares beneficially owned by the Reporting Persons; (b) Shares owned by holders of Shares who have validly exercised and not effectively withdrawn or lost their appraisal rights pursuant to Section 179 of the BVI Business Companies Act, as amended; and (c) Shares owned by the Company or any direct or indirect wholly-owned subsidiary of the Company.

In addition, at the effective time of the Merger, each outstanding option of the Company to purchase Shares under the 1997 Stock Option Plan and the 2006 Stock Option Plan of the Company, in each case as amended or modified from time to time, was cancelled and converted into the right of the holder of such option to receive cash in the amount equal to: (i) the total number of Shares subject to such option immediately prior to the effective time (without regard to vesting); multiplied by (ii) the excess, if any, of  (x) US$6.00 in cash per Share without interest over (y) the exercise price per Share under such option, which amount shall be paid, net of any applicable withholding taxes, as soon as reasonably practicable after the effective time.

Following the Merger, the Shares will no longer be listed on any securities exchange or quotation system, including the NASDAQ Global Select Market. 90 days after the filing of Form 25 in connection with the transactions contemplated by the Merger Agreement, or such shorter period as may be determined by the SEC, the deregistration of the Company’s registered securities will become effective. In addition, the Company intends to suspend its reporting obligations under the Act by filing a certification and notice on Form 15 with the SEC. The Company’s reporting obligations under the Act will be suspended immediately as of the filing date of the Form 15 and will terminate once the deregistration becomes effective.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

(a) – (b)                 As of the date of this Amendment, the Reporting Persons do not beneficially own any Shares or have any voting power or dispositive power over any Shares.

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(c)                          Except for the transactions described in Item 4, none of the Reporting Persons has effected any transactions in the ordinary shares of the Issuer during the past 60 days.

(d)                          Not applicable.

(e)                           Not applicable.

Item 7. Material to be Filed as Exhibits.

Exhibit 7.01*	Joint Filing Agreement by and between the Reporting Person dated as of January 29, 2016

Exhibit 7.02	Agreement and Plan of Merger by and among Parent, Merger Sub and the Company dated as of January 24, 2016, incorporated herein by reference to Exhibit 2 to the Report on Form 6-K furnished by the Company to the SEC on January 25, 2016

Exhibit 7.03*	Equity Commitment Letter by and among Forebright, the Fund and Parent dated as of January 24, 2016

Exhibit 7.04*	Equity Commitment Letter by and between Mr. Li and Parent dated as of January 24, 2016

Exhibit 7.05*	Debt Commitment Letter by and among Forebright, the Fund and Parent dated as of January 24, 2016

Exhibit 7.06*	Rollover Agreement by and among Mr. Li, Ms. Jing and Parent dated as of January 24, 2016

Exhibit 7.07*	Limited Guarantee by and among Mr. Li, the Fund and the Company dated as of January 24, 2016.

Exhibit 7.08*	Voting Agreement by and among Mr. Li, Ms. Jing and Parent dated as of January 24, 2016

Exhibit 7.09*	Interim Investors Agreement by and among Mr. Li, Forebright and Parent dated as of January 24, 2016

*	Previously filed on January 29, 2016

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 19, 2016

Zhiyuan Li

/s/ Zhiyuan Li

Yuqing Jing

/s/ Yuqing Jing

[Signature Page to Schedule 13D/A]

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